FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 OR 15d-16
of the Securities Exchange Act of 1934
For the month of January, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
 Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “Change of Company’s Board of Director – CDIB Equity Inc. re-appointed its representative to the Company’s Board of Director”, dated on January 13, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.
Date: January 13, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng
Title: Chief Financial Officer

ITEM 1
AU Optronics Corporation January 13, 2003 English Language Summary
Subject: Change of Company’s Board of Director – CDIB Equity Inc. re-appointed its representative to the Company’s Board of Director

Regulation: Published pursuant to Article 2-6 of the Taiwan Stock Exchange’s operating procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/1/13

Content:

1.	Date of occurrence of the change: 2003/01/13

2.	Name and resume of the replaced person: Xavier China-Huang Lee, General Manager, CDIB Equity Inc.

3.	Name and resume of the replacement: Tze-Kaing Yang, President, CDIB Equity Inc.

4.	Reason for the change: Representative was re-appointed by CDIB Equity Inc.

5.	Number of shares held by the new director or supervisor at the time of appointment: 241,280,000, shares.

6.	Original term: 2001/10/17 – 2004/10/16

7.	Effective date of the new appointment: 2003/01/02

8.	Rate of change of directors/supervisors of the same term: N/A

9.	Any other matters that need to be specified: The Company received the re-appointment letter on 2003/01/13.